Exhibit 23.1
CONSENT OF INDEPENDENT AUDITORS
The Board of Directors and Stockholders:
Alon USA Energy, Inc.
     We consent to the incorporation by reference in the Registration Statement (No. 333-127051) on Form S-8 of Alon USA Energy, Inc. of our report dated October 16, 2006, with respect to the consolidated balance sheets of Paramount Petroleum Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005, which report appears in the Form 8-K/A of Alon USA Energy Inc. dated October 19, 2006. Our report refers to a change in the method of accounting for asset retirement obligations in 2005 and for turnaround maintenance on refinery equipment in 2003.

/s/ KPMG LLP

Dallas, Texas
October 19, 2006